

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via Facsimile</u>
Mr. Jason Weber
Chief Executive Officer
Kiska Metals Corporation
575-510 Burrard St
Vancouver, B.C., V6C 3A8
Canada

>　　**Re:**　**Kiska Metals Corporation**
>　　　　　**Transition Report on Form 20-F for the Transition Period from February 1, 2009 to December 31, 2009**
>　　　　　**Filed April 26, 2010**
>　　　　　**Form 20-F for Fiscal Year Ended December 31, 2010**
>　　　　　**Filed May 23, 2011**
>　　　　　**File No. 000-31100**

Dear Mr. Weber:

　　　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Brad Skinner

　　　　　　　　　　　　　　　Brad Skinner
　　　　　　　　　　　　　　　Senior Assistant Chief Accountant